UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated January 15, 2016, updating investors on current market conditions in the tanker market and certain other items and announcing that the Company is in the final stage of selling the VLCC Famenne.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: January 15, 2016

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

TRADING UPDATE

ANTWERP, Belgium, 15 January 2016 – Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" or the "Company") today takes the opportunity to update investors on current market conditions in the large tanker market.

Notwithstanding the current capital markets sentiment which seems to be predominantly negative, Euronav wishes to emphasize that it continues to experience robust and fundamental strength in the VLCC and Suezmax sectors. The average daily time charter equivalent rates (TCE) obtained by the Company's fleet in the Tankers International pool in the fourth quarter 2015 was approximately USD 62,000 per day (4Q14: USD 31,650/day). The time charter equivalent earnings of the Euronav Suezmax spot fleet was above USD 40,000 per day for the fourth quarter 2015 (4Q14: USD 24,250 per day).

So far, until the 8th of January, the Euronav VLCC fleet operated in the Tankers International pool has earned about USD 77,000 per day and over 25% of the available days have been fixed.

Euronav also take this opportunity to announce that the Company is in the final stage of selling the VLCC Famenne (2001 – 298,412 dwt), one of its two oldest VLCC vessels, for USD 38.4 million. The vessel was wholly owned by Euronav and would be delivered to its new owner in the course of the first quarter 2016.

Demand has been and continues to be solid with a range of supportive factors starting with the price of crude oil. The price for crude oil has indeed fallen by a third since the start of December and continues to benefit tanker companies such as Euronav, as one of the key expenses (bunker costs) is a direct derivative of the price of crude oil. In addition, the demand for oil should be stimulated as a direct result of the lower oil price as we have monitored throughout 2015. Finally, the recent repeal of the USA ban on crude oil exports should add additional demand for crude oil transportation.

Vessel supply remains moderate with only a handful of confirmed additional newbuilding orders placed since the end of the third quarter 2015 and for delivery scheduled in 2018.

Euronav therefore strongly feels that the recent fall in its share price, even taken in perspective to a wider peer group, does not correctly reflect the current value of the share. As set out above, Euronav believes that there is no objective justification for the downward movement of the share price.

Management reaffirms its intention to return to its shareholders at least 80% net earnings for each fiscal year excluding exceptional items such as gains or losses on the disposal of vessels by way of dividends but does not exclude, given where the share price is currently trading to opportunistically buy back shares in the open market. The extent to which Euronav repurchases its shares if at all, and the timing of such repurchases, will depend upon a variety of factors, including market conditions, regulatory requirements and other corporate considerations, as determined at the sole discretion of Euronav's management.

Euronav will release its fourth quarter 2015 unaudited results as planned on the 28th of January 2016. Further details in this respect can be found on the investor section of the website.

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Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

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Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

Announcement of fourth quarter results 2015: Thursday 28 January 2016
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About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil and petroleum products. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 56 double hulled vessels being one V-Plus vessel, 28 VLCCs (of which 1 in 50%-50% joint venture), three VLCCs under construction which were recently acquired as resales of existing newbuilding contracts, 22 Suezmaxes (of which four are owned in 50%-50% joint ventures) and two FSO vessels (both owned in 50%-50% joint venture). The Company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

Regulated information within the meaning of the Royal Decree of 14 November 2007.